UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File No.: 001-11421

A.

Full title of the plan:

Dollar General Corporation

401(k) Savings and Retirement Plan

B.

Name of issuer of securities held pursuant to the plan and the address of principal executive office:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, Tennessee 37072

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

  Dollar General Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 13, 2005

Dollar General Corporation

401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments, at fair value:
Dollar General Corporation common stock	$ 33,775,717	$ 35,793,491
Registered investment companies	57,997,210	51,327,673
Participant notes receivable	3,787,811	2,966,526
Real estate limited partnerships	142,600	167,185
Total investments	95,703,338	90,254,875

Receivables:
Employer contributions	270,133	-
Participants’ contributions	412,969	268,044
Total receivables	683,102	268,044

Total assets	96,386,440	90,522,919

Liabilities
Accrued expenses	141,591	-

Net assets available for benefits	$ 96,244,849	$ 90,522,919

See accompanying notes to the financial statements.

Dollar General Corporation

401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Additions to net assets attributed to:
Investment income:
Interest & dividends	$ 1,541,819
Net appreciation in fair value of investments	3,183,276
4,725,095

Contributions:
Employer	4,898,396
Participant	7,510,731
Rollover	1,527,298
13,936,425
Total additions	18,661,520

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	12,278,805
Administrative expenses	660,785
Total deductions	12,939,590

Net increase	5,721,930

Net assets available for benefits:
Beginning of year	90,522,919
End of year	$ 96,244,849

See accompanying notes to the financial statements.

Dollar General Corporation

401(k) Savings and Retirement Plan

Notes to Financial Statements

December 31, 2004

1.

Description of Plan

The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for all employees of Dollar General Corporation (the "Employer" or the "Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

The Plan allows the participants to make contributions of the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted.  The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

Participants may elect to contribute from 1% to 25% of pre-tax annual eligible compensation as defined in the Plan, subject to certain limitations under applicable federal law.  Participants may also make rollover contributions to the Plan.  The Employer shall match 100% of the first 5% of eligible compensation contributed by the participants ("Employer Matching Contribution").  The participant contribution and Employer Matching Contribution are invested as directed by the participant.

In addition to the Employer Matching Contribution described above, the Employer may contribute discretionary amounts from time to time ("Profit Sharing Contribution") as Profit Sharing Contributions. The Profit Sharing Contribution is invested as directed by the participant.  Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2004 Plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Employer contributions and Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1.

Description of Plan (continued)

Vesting

Participants who have one hour of service on or after January 1, 2003 are immediately vested in their contributions and the Employer Matching and Profit Sharing Contributions plus actual earnings thereon.    Participants who do not have one hour of service on or after January 1, 2003 are subject to the prior vesting schedule under the Plan.  Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

Participant Loans

Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Only one loan may be outstanding at a time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower.  Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or, under certain circumstances, may purchase an annuity.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company or to pay reasonable plan expenses. In 2004, employer contributions were reduced by $20,000 and plan expenses of $20,000 were paid from forfeited nonvested accounts.  The balance of forfeited nonvested accounts was $216,026 and $364,902 at December 31, 2004 and 2003, respectively.

Administrative Expenses

Participants pay for the costs charged for originating loans.  Fees and expenses associated with the administrative and recordkeeping services provided by an external provider are paid by the Plan.  The Employer pays all other expenses.

Change in Trustees and Plan Recordkeepers

On November 1, 2003, State Street Bank and Trust Company (“State Street”) replaced Matrix Capital Bank as Trustee of the Plan and CitiStreet LLP replaced BISYS Retirement Services, LP as Plan recordkeeper.  As of November 17, 2003, all assets and records were transferred to State Street and CitiStreet LLP.

1.

Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes.   Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Dollar General Corporation common stock is valued at the last reported sales price on the last business day of the Plan year. Real estate limited partnership investments are valued at the appraised values as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

4.

Investments

During 2004, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31, 2004

Registered investment companies	$ 3,426,961
Dollar General Corporation common stock	(228,248)
Real estate limited partnerships	(15,437)
$ 3,183,276

Investments which represent 5% or more of the Plan's net assets available for benefits are as follows:

		December 31,
Identity of Party Involved	Description of Assets	2004	2003

Dollar General Corporation	Dollar General Corporation common stock	$ 33,775,717	$ 35,793,491
The American Funds Group	Washington Mutual Investors Fund	11,631,643	10,144,177
INVESCO Institutional Funds	Invesco Stable Value Trust	14,143,116	12,484,808
PIMCO Funds	PIMCO Total Return Fund	5,466,716	4,754,651
Dodge & Cox Funds	Dodge & Cox Balanced Fund	18,282,470	18,056,186
The American Funds Group	The Growth Fund of America	5,061,372	3,567,060

5.

Transactions with Parties-in-Interest

Dollar General Corporation is the sponsor of the Plan.  Parties-in-interest transactions include contributions by the Employer and the Plan's investment in Company stock, including reinvestment of dividends paid from the Company stock.

6.

Commitments and Contingencies

As previously disclosed in the Plan’s Form 11-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 3, 2002 (the “2001 Form 11-K”), the Company restated its audited financial statements for fiscal years 1999 and 1998, and certain unaudited financial information for fiscal year 2000 (the “Restatement”) by means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002. Also as described more fully in the 2001 Form 11-K, the Company settled the consolidated Restatement-related class action lawsuit filed in the United States District Court for the Middle District of Tennessee on behalf of a class of persons who purchased or otherwise made an investment decision regarding the Company’s securities and related derivative securities between March 5, 1997 and January 14, 2002. The $162 million settlement was approved by the court on May 24, 2002 and was paid by the Company in the first half of its fiscal year ended January 31, 2003.

As a member of the plaintiff class, the Plan submitted a claim and expected that this agreement would result in a net payment to the Plan after attorney fees of approximately $1.4 million, the amount of the Plan’s claim.  The actual proceeds of the Plan’s pro-rata share of the settlement were received by the Plan in January 2005 in the amount of $444,584.  The amount received was significantly less than expected due to a high number of class action members submitting claims in the settlement, resulting in a pro-rata distribution of the settlement amount among the eligible class members in proportion to their original claim amount.  The settlement proceeds have not been accrued in the Plan’s financial statements for 2004.  The proceeds will be reflected in the Plan’s 2005 financial statements.

7.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.

Subsequent Event

Effective January 1, 2005, the Plan was amended to add a “catch-up” contribution feature.  Participants who have attained at least age 50 during the Plan Year may elect to contribute additional contributions on a pre-tax basis under the catch-up provision of the Plan. Contributions made under the catch-up provision are not matched by Dollar General.

Supplemental Schedule

Dollar General Corporation

401(k) Savings and Retirement Plan

EIN: 61-0502302 Plan: 002

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

Year Ended December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Dollar General Corporation	Dollar General Corporation common stock	$33,775,717
*	State Street Bank & Trust	State Street Short Term Investment Fund	658,953
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	18,282,470
	The American Funds Group	Washington Mutual Investors Fund	11,631,643
	INVESCO Institutional Funds	Invesco Stable Value Trust	14,143,116
	PIMCO Funds	PIMCO Total Return Fund	5,466,716
	The American Funds Group	The Growth Fund of America	5,061,372
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,250,672
	Ariel Funds	Ariel Appreciation Fund	838,648
	Artisan Funds	Artisan International Fund	663,620
*	Participant notes receivable	Interest rate ranging from 4% to 9.5%	3,787,811

	Real estate limited partnerships:
	Interchange City Associates, Ltd.	15.5 units	142,600

			$95,703,338

* Party-in-interest

Column (d) has not been presented as this information is not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2005	DOLLAR GENERAL CORPORATION

		By:	/s/ Jeffrey R. Rice
Name: Jeffrey R. Rice
Title: Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm